Exhibit 21  -  Subsidiaries of Commercial National Financial Corporation

State or Jurisdiction
Subsidiary	of Incorporation

Commercial National Bank of Pennsylvania	United States

Commercial National Insurance Services, Inc.	Pennsylvania

Gooder Agency, Inc.	Pennsylvania